UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

Romeo Power, Inc.

(Name of Subject Company)

Romeo Power, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

776153108

(CUSIP Number of Class of Securities)

Susan Brennan

President and Chief Executive Officer

5560 Katella Avenue

Cypress, California 90630

(833) 467-2237

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

David Allinson, Esq.

Leah Sauter, Esq.

Latham & Watkins LLP

1271 Avenue of the Americas

New York, New York 10020

(212) 906-1200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Romeo Power, Inc., a Delaware corporation (“Romeo” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on August 29, 2022, relating to the exchange offer by J Purchaser Corp., a Delaware corporation (the “Offeror”) and a wholly owned subsidiary of Nikola Corporation, a Delaware corporation (“Nikola”), to exchange for each outstanding share of common stock, par value $0.0001 per share, of the Company (the “Romeo Common Stock”), validly tendered and not validly withdrawn, 0.1186 of a share of Nikola common stock, $0.0001 par value per share (“Nikola Common Stock”) rounded down to the nearest whole share of Nikola Common Stock (such offer, on the terms and subject to the conditions and procedures set forth in the prospectus/offer to exchange, dated August 29, 2022 (the “Prospectus/Offer to Exchange”), and in the related letter of transmittal (the “Letter of Transmittal”), together with any amendment or supplements thereto, the “Offer”). Nikola has filed with the SEC a Registration Statement on Form S-4 dated August 29, 2022, relating to the Offer and sale of shares of Nikola Common Stock to be issued to holders of Romeo Common Stock validly tendered and not validly withdrawn in the Offer (the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is part of the Registration Statement and the Letter of Transmittal, which were filed as Exhibits (a)(4) and (a)(1)(A), respectively, to the Tender Offer Statement on Schedule TO filed with the SEC on August 29, 2022 (as amended or supplemented from time to time) by Nikola and the Offeror. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 1. This Amendment No. 1 is being filed to reflect certain updates as set forth below.

Item 8. Additional Information.

Item 8 “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1. The sentence under the section entitled “Legal Proceedings” on page 40 is hereby amended and restated by deleting the sentence and replacing it with the following paragraphs to read as follows:

“To date, there have been five complaints filed by purported stockholders of Romeo related to the Offer. On September 1, 2022, a purported stockholder of Romeo, Brian Rushing, filed a lawsuit against Romeo and the members of its Board of Directors in the United States District Court for the Central District of California, captioned Rushing v. Romeo Power, Inc., No. 2:22-cv-06237. On September 2, 2022, another purported stockholder of Romeo, filed a lawsuit in the United States District Court for the Central District of California, captioned Cataldi v. Romeo Power, Inc., No. 8:22-cv-01642. On September 8, 2022, a purported stockholder of Romeo, filed a lawsuit in the United States District Court for the Southern District of New York, captioned Wilhelm v. Romeo Power, Inc., No. 1:22-cv-07662. On September 8, 2022, a purported stockholder of Romeo filed a lawsuit in the United States District Court for the District of Delaware, captioned Wheeler v. Romeo Power, Inc., No. 1:22-cv-01182. Also, on September 9, 2022, a purported stockholder of Romeo filed a lawsuit in the United States District Court for the Southern District of New York, captioned Ryan v. Romeo Power, Inc., No. 1:22-cv-07734.

The lawsuits allege that Romeo and its Board of Directors made materially incomplete and misleading statements in the Schedule 14D-9. Specifically, the lawsuits allege that Romeo and its Board of Directors violated Sections 14(d)(4), 14(e) and 20(a) of the Securities Exchange Act of 1934 (the “Act”), as amended, and Rule 14d-9 promulgated under the Act, and asserts claims challenging the adequacy of the disclosures regarding the sales process leading up to the proposed transaction, Romeo’s and Nikola’s financial projections, the interests of Romeo’s senior management and Board of Directors and Morgan Stanley’s financial analysis.

The lawsuits seek, among other things, injunctive relief to enjoin the Offer, rescission and rescissory damages should the Offer be consummated, an injunction directing the Board of Directors to comply with the Act, and an award of attorney’s and expert fees and expenses. Nikola and Offeror are not named as parties to the lawsuits. Tender offers, mergers and acquisitions commonly draw lawsuits of this sort and it can be expected that other law firms may file further similar complaints in the following days or weeks.

The outcome of any pending or future litigation is uncertain. Such litigation, if not resolved, could prevent or delay consummation of the Offer and result in substantial costs to Romeo.

One of the conditions to the consummation of the Offer is that no temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the transactions contemplated by the Merger Agreement shall have been issued by any court of competent jurisdiction or other governmental body of competent jurisdiction and remain in effect, or there is any legal requirement which has the effect of making the consummation of the Merger illegal. Therefore, if these lawsuits or other similar lawsuits are successful in obtaining an injunction prohibiting the consummation of the Offer or Merger on the agreed-upon terms, that injunction might prevent the Offer from being consummated, or from being consummated within the expected time frame.”

2. By adding a new sentence at the end of the first paragraph of the section entitled “Regulatory Approvals—HSR Act” on page 40 to read as follows:

“At 11:59 p.m., New York City time, on September 9, 2022, the waiting period applicable to the Offer and the Merger under the HSR Act expired.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Romeo Power, Inc.

By:	/s/ Susan Brennan
Name: Susan Brennan
Title: President and Chief Executive Officer

Dated: September 13, 2022

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